May 17, 2019

Barry E. Silbert
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
250 Park Avenue South
New York, New York 10003

       Re: Grayscale Bitcoin Trust (BTC)
           Amendment Number 3 to
           Draft Registration Statement on Form 10-12G
           Submitted April 15, 2019
           CIK No. 0001588489

Dear Mr. Silbert:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we not otherwise, our references to prior comments are to comments in our
April 2, 2019 comment letter.

Amendment Number 2 to Draft Registration Statement on Form 10-12G, filed April 15, 2019

Principal Market and Fair Value Determination, page F-8

1. Please provide us with the following information in order to assist us in evaluating your principal market determination with respect to Bitcoin, Incidental Rights and IR Virtual
       Currency.

           Define the specific market in which you transact and identify its type. In that regard, we note that ASC 820-10-20 includes definitions of four types of markets (e.g.
           brokered, dealer, exchange and principal to principal markets). Barry E. Silbert
FirstNameBitcoin Trust (BTC)Silbert
Grayscale LastNameBarry E.
Comapany NameGrayscale Bitcoin Trust (BTC)
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             Identify, based on reasonably available information, to which specific markets you have access, in addition to the markets in which you transact. Support your determination that you have overcome the presumption that the market
             in which you would normally transact is your principal market by reference to the volume and level of activity for each of the accessible markets you identified.
             Discuss how you gain insight into the volume and level of activity in non-public markets and how you assess the accuracy of self-reported volume on public exchanges.
2. We were unable to identify your response to the second bullet of prior comment 3. Tell us whether the Authorized Participant has access to markets that the Trust would not if the
         Trust transacted directly rather than through the Authorized Participant. For example, if the Trust is limited or restricted by law from accessing certain markets, please tell us if the
         Authorized Participant has those same limitations or restrictions. Incidental Rights and IR Virtual Currency, page F-9

3. We note your response to comment 2 and your revised disclosure that you recognize
         Incidental Rights and IR Virtual Currency at either the effective time or snapshot time of the applicable fork or airdrop or similar event, or if later, the time at which market participants other than the third parties responsible for the creation of the Incidental Right or IR Virtual Currency become aware of occurrence of the applicable fork, airdrop or similar event. Please address the following with respect to this policy and expand your disclosure where appropriate:

             Clarify what is meant by the effective time or snapshot time of the applicable fork, airdrop or similar event. If both phrases mean when the fork or airdrop occurs, consider stating this in place of references to the effective time or snapshot time.
             Clarify the circumstances in which Incidental Rights or IR Virtual Currency would not be recognized when the applicable fork, airdrop or similar event occurs. For each such circumstance, provide an analysis of the three essential characteristics of an asset that supports your conclusion that an asset does not exist upon occurrence of the fork or airdrop and articulates, based on the circumstance, the operation of the applicable technology, and by reference to the U.S. GAAP characteristics of an asset, when an asset does exist.
             For Incidental Rights or IR Virtual Currency not recognized when the applicable fork, airdrop or similar event occurs, clarify whether under your policy the market participants are specifically identified and, if so, how. Please also clarify under your policy how you determine when market participants become aware of the occurrence of the applicable fork, airdrop or similar event, what you mean by aware, including whether it is an objective or subjective standard, whether it occurs at a single point in time for all market participants and if not, how your policy applies, and how you have
 Barry E. Silbert
FirstNameBitcoin Trust (BTC)Silbert
Grayscale LastNameBarry E.
Comapany NameGrayscale Bitcoin Trust (BTC)
May 17, 2019
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May 17, 2019 Page 3
FirstName LastName
             determined that the three essential characteristics of an asset in U.S. GAAP are first met at this time.
             Please tell us whether, and if so how, the distinction being made between the
             Custodian and the Sponsor and Trust discussed in the third paragraph of the response to comment 2 impacts your recognition policy.


4. We continue to evaluate your principal market determination and the requirement in ASC
         820 that a principal market be accessible. We note in step 2 of your principal market determination that you include markets that do not have a BitLicense. Please tell us whether you or the Authorized Participant are able to access such markets under the laws applicable to the Trust and the Authorized Participant. Further, with respect to step 2 of your principal market determination, please tell us how you are able to access an exchange's affiliated trading desk when you represent that you are not able to access the exchange. In your response, please describe the limitations and restrictions in law that preclude you from accessing the exchange, but nonetheless permit you to access the exchange's affiliated trading desk. Please also describe the mechanics of transacting through the exchange's trading desk as opposed to transacting on the exchange directly and identify the type of market this would represent under ASC 820, e.g., principal to principal market or exchange market.
5. We note your disclosure in step 4 of your principal market determination describing the steps you take in the absence of an observable market that can serve as the principal market for the relevant digital asset. Please clarify if this refers to circumstances where the Trust and Authorized Participant does not have access to any known or observable markets. To the extent it does, please clarify how you use this input why you believe it is appropriate to look to inaccessible markets with observable market prices, which your policy suggests you do without, for example, identifying potential market participants as contemplated in ASC 820-10-35-6c and 820-10-35-9 and adjusting this input for any differences in the characteristic of the asset being measured and the price observed within the inaccessible market, and the specific authoritative literature you are relying on to support this policy.
6. We note from your previous responses and disclosure that you abandon Incidental Rights and IR Virtual Currency through notice provided to the Custodian. Please describe your abandonment process more fully and in the context of the underlying technology and the
         U.S. GAAP definition of an asset. Please also identify the U.S. GAAP derecognition guidance you are following and provide supporting analysis demonstrating how your abandonment process meets the derecognition requirements.


7. We note your response to comment 5, and based on your analysis, we do not believe that your investments in Bitcoin meet the definition of a financial asset. We further note
         Bitcoin is not a debt or equity security and that ASC 946-10-15-1 indicates that entities
 Barry E. Silbert
Grayscale Bitcoin Trust (BTC)
May 17, 2019
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         within the scope of ASC 946 shall comply with the applicable guidance not included in
         ASC 946. As such, please reconsider your analysis and tell us the consideration you gave to applying ASC 610-20- 32-2.
        You may contact Eric McPhee, Senior Staff Accountant, at 202-551-3693 or Robert
Telewicz, Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara Von Althann, Staff
Attorney, at 202-551-3207 or Sonia Gupta Barros, Assistant Director, at 202-551-3655 with any other questions.



                                                             Sincerely,
FirstName LastNameBarry E. Silbert
                                                             Division of
Corporation Finance
Comapany NameGrayscale Bitcoin Trust (BTC)
                                                             Office of Real
Estate and
May 17, 2019 Page 4                                          Commodities
FirstName LastName